P.E. 12/7/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02016083

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period November 30 - December 7, 2001

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F x

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 17 January 2002	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 18 January 2002

By: [signature]

John Comrie
Secretary

News Release

For Release 17 January 2002, 6pm EDST

IPSCO ISSUES EARNINGS GUIDANCE

[Lisle, Illinois] – [17 January 2002] – IPSCO Inc. (NYSE/TSE:IPS) said today that while final 2001 results will not be released until 5 February 2002 it can confirm that, excluding two unusual provisions, fourth quarter results will meet the higher end of current market expectations of losses. IPSCO announced in its Third Quarter Report to Shareholders that it expected to report a loss for the fourth quarter. Current analyst loss estimates are in the range of 10 to 20 cents.

IPSCO is considering two non-cash charges, not yet taken into account by analysts, totaling $12 million or about 19 cents per share.

First the company expects to reserve for possible receivables losses associated with the well-publicized Chapter 11 filing of a major service center account. This adjustment is prudent even though IPSCO is confident the customer will make every effort to fulfill its payment obligations.

A second non-cash charge is being considered to reflect a lower book value for certain capital assets which are not employed in production which would take into account their most recent valuation.

"Looking to the future, we think several fundamentals are working in IPSCO's favor," said David Sutherland, President and Chief Executive Officer. "We believe we have operations, which are amongst the most modern in North America, poised to respond to customer requirements. Recently announced price increases are in place for key products and consolidation efforts by major industry players could also lead to capacity rationalization. Finally, we expect a comprehensive and effective tariff based relief program to be implemented by the U.S. Administration. The International Trade Commission, acting on a safeguard action initiated by President Bush, found that the steel industry has been severely injured by steel imports and recommended that remedies be put in place."

"However, we also want to caution investors about the risks of this soft market continuing. IPSCO is well positioned to provide for increased demand, but expects to report losses until this recessionary economy turns around and pricing improves," said Sutherland.

For further information on IPSCO, please visit the company's Web site at www.ipsco.com

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors, including inventory levels for, and demand from, distributors and steel service centers, levels of steel imports to North America, trade actions with respect to unfairly traded steel, dramatic pricing developments or overall economic fluctuation, weather conditions affecting use of the company's products, oil and gas drilling levels and possible deteriorating customer credit. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2000, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:
Bob Ratliff, Vice President and Chief Financial Officer
Tel. (630) 810-4769
Release #02-02

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